U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission File Number 333-56046

(Check one)

Form 10-K or Form 10-KSB	Form 20-F	Form 11-K	Form 10-Q or Form 10-QSB
Form N-SAR	N-CSR
For period ended: June 30, 2005

Transition Report on Form 10-K or Form 10-KSB
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q [or Form 10-QSB]
Transition Report on Form N-SAR

For the transition period ended:

                   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - Registrant Information
Full name of registrant:	FBO Air, Inc.
Address of principal executive office (Street and number):	101 Hangar Road
City, state and zip code:	Avoca, PA 18641

Part II - Rules 12b-25(b) and (c)

                   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.   (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form C-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative
                   State below in reasonable detail the reasons why Forms 10-K or 10-KSB, 20-F, 11-K, 10-Q or
10-QSB, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
                   As previously reported, the Company made its first two acquisitions of fixed based operators (“FBOs”) on March 31, 2005. The quarter ended June 30, 2004, as a result, became the first in which the Company had conducted actual business operations. Accordingly, now, for the first time, its personnel have the obligation to gather information as to the results of actual operations for inclusion in its statements of operations and cash flow. However, because the
Company has only limited personnel available to it, the Company was not able to gather the information for filing in its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005 on a timely basis without unreasonable effort or expense. The Company’s Form 10-QSB will be filed not later than August 21, 2005. No accountant's statement or other rule required by Rule 12b-25(c)
is applicable.

Part IV - Other Information

1.       Name and telephone number of person to contact in regard to this notification.

Ronald J. Ricciardi	570	414-1400
(Name)	(Area Code)	(Telephone Number)

2.       Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes No

3.       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The statements of operations and cash flow for the 2005 quarter will reflect the results of operations of the two fixed based operators that the registrant acquired on March 31, 2005.

FBO Air, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005	By: /s/ Ronald J. Ricciardi
Ronald J. Ricciardi
President and Chief Executive Officer